November 5, 2010

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:              Tom  Kluck, Esq
Adam Turk, Esq
Kevin Woody
Bob Telewiez

Re:          Midas Medici Group Holdings, Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed October 1, 2010
File No. 333-166480

Ladies and Gentlemen:

On behalf of our client, Midas Medici Group Holdings, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in its letter, dated October 25, 2010 (the “Comment Letter”) with respect to the above-referenced registration statement.

In order to facilitate your review of Amendment No. 3, we have restated and responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of Amendment No. 3.

General

1.
We note your response to comment 2 in our letter dated July 27, 2010.  Please advise us whether any provisions in the charter of Midas Medici would require it to seek shareholder approval of the business combination.

Response: There are no provisions in the Certificate of Incorporation for the Company that requires the Company to seek shareholder approval of the business combination.

2.
We note that upon the closing of the merger, Midas Medici will add three members to its board of directors.  Please advise us whether Midas Medici will seek shareholder approval for these additional board members, and if not, please explain why.

Response: Midas Medici will not seek shareholder approval for the additional board members that will be appointed upon the closing of the merger agreement. Article III of the Company’s bylaws permits the Board of Directors to fix the number of directors and to appoint new directors to fill vacancies and newly created directorships resulting from any increase in the authorized number of directors then in office.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

Risk Factors

Risks Related to Midas Medici

We may not be able to successfully integrate acquisitions to realize the full benefits of the combined business…page 18

3.
It appears that the bulleted list within this risk factor is presenting multiple risks. To the extent that any of the risks disclosed in this bulleted list are significant enough to warrant separate risk factors, please revise accordingly.

Response: The Company has reviewing the risk factor and believes that none of the risk factors are significant enough to warrant separate risk factors.

Risks Related to Consonus

We are subject to restrictive debt covenants that impose operating and financial restrictions on our operations and could limit our ability to grow our business…page 22

4.
Please note that each risk factor should address a single, material risk.  It appears that this risk factor is addressing the risk that STI will be unable to grow its business due to restrictions in its debt covenants as well as the risk that STI will default on these debt covenants.  Please revise to separate this risk factor into two risk factors.

Response: The Company has revised to delete the risk factor in light of the recent transactions consummated by Consonus and disclosed in the Registration Statement under the heading “Recent Transactions.”

Background of the Merger

Midas Medici, page 30

5.
We note your response to comment 12 in our letter dated July 27, 2010 and we reissue the comment.  Please provide the information required by Item 1015(b) of Regulation M-A with respect to your retained, independent investment bank and the fairness opinion that was obtained by management.  Note that we will be unable to take your registration statement effective until we have had sufficient time to review these materials.

Response: The Company has revised to disclose that its Board of Directors determined not to proceed with obtaining a formal opinion from its investment banker and concluded that the transaction was fair to the shareholders of Midas Medici in light of the recent transactions consummated by Consonus and disclosed in the Registration Statement under the heading “Recent Transactions.”

6.
Please expand your narrative to describe how Midas Medici’s board considered Consonus’ ongoing debt covenant defaults and working capital deficiency in making the determination that the merger transaction was fair and in the best interest of Midas Medici’s shareholders.  Also address how Consonus’ liquidity issues were considered in determining the fair value of Consonus’ shares.

Response: The Company believes that in light of the recent transactions consummated by Consonus and disclosed in the Registration Statement under the heading “Recent Transactions”, Consonus’ debt covenants and working capital deficiency is no longer a factor to be considered.

Consonus, page 31

7.	We note your response to comment 14 in our letter dated July 27, 2010. Please add the disclosure you provide in your response to your registration statement.

Response: The Company has included the disclosure in the S-4. Please see page 31 of the Registration Statement.

Interests of Consonus’ Directors and Executive Officers in the Merger, page 36

8.
We note your response to comment 16 in our letter dated July 27, 2010.  Please clarify whether you intend to negotiate new employment agreements with Messrs. Baffour and Kachidza after the consummation of the merger.

Response: The Company does not intend to negotiate new employment agreements with Messrs. Baffour and Kachidza.

Strategic Trends Driving the Merger, page 35

9.
We note your response to comment 17 in our letter dated July 27, 2010.  Supplementally, please provide highlighted copies of the data which you used to make the projections on pages 37 and 38 for review.

Response: The Company is supplementally providing you with the requested data.

Termination Fee and Expenses, page 52

10.
We note your response to comment 20 in our letter dated July 27, 2010.  Please include the information provided by your response within your registration statement regarding the amount of termination fee.

Response: The Company has included the disclosure in the S-4. Please see page 52 of the Registration Statement.

Agreements Related to the Merger Agreement, page 3

Consonus Voting Agreements, page 53

11.
We note your response to comment 18 in our letter dated July 27, 2010.  Please disclose the names of the shareholders of Consonus that entered into the voting agreements with Midas Medici and Consonus, and advise us whether these shareholders were officers, directors and/or 5% beneficial owners of the outstanding common stock of Consonus.  Please refer to Compliance and Disclosure Interpretations, Securities Act Sections, Question 239.13, which can be found on our website, for guidance.

Response: The Company has revised to the names of the shareholders of Consonus that entered into the voting agreements and had indicated that these shareholders are officers, directors and/or 5% beneficial owners of outstanding stock of Consonus. Please see pages 5 and 53 of the Registration Statement.

Consonus’ Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 83

12.
We note your response to comment 23 in our letter dated July 27, 2010 and the unrelated disclosure on page 83 that Consonus continues to explore potential equity and debt financings.  Please disclose when you expect to address your working capital deficiency.  If you plan to issue additional securities please provide a description of these plans.  If you plan to incur additional debt, please provide a brief description of the terms of such debt instruments and the identities of any potential lenders.

Response:

The Company has revised the disclosure. Please see page 83 of the Registration Statement.

13.
We note your response to comment 24 in our letter dated July 27, 2010 and the related disclosure on page 83 that on September 30, 2010, the Consonus entered into a Forbearance Agreement with Avnet in which Avnet agreed that it will not exercise any default remedy from the date of the agreement through the forbearance termination date of December 31, 2010, as long as no additional defaults occur during the forbearance period.  Given Consonus’ history of past defaults, within this section, please address the possibility that Consonus will default on its debt covenants in the future.  Also, please describe the consequences of further defaults on your Forbearance Agreement.  See Section III.B of Commission Interpretive Release No. 33-6835.

Response:

The Company has revised the disclosure. Please see discussion beginning on page 83 of the Registration Statement.

Exhibits

14.	We note your response to comment 30 in our letter dated July 27, 2010. Please file your tax opinion as soon as possible as we will need time to review the opinion before taking your filing effective.

Response: The Company’s has filed the form of tax opinion as an exhibit to the Registration Statement. Please see exhibit 8.1 to the Registration Statement.

We trust that the foregoing appropriately addresses the issues raised by your recent comment letter.

Thank you in advance for your prompt review and assistance. If you have any questions, please contact the undersigned.

Very truly yours,

/s/ Marcelle S. Balcombe

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